SECI 21001357 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69288

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (Date) AND ENDING December 31, 2020 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Antarctica Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Brickell Ave.
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
(Name - *if individual, state last, first, middle name)*

2000 Banks Road, suite 218 (Address) Margate (City) Florida (State) 33063 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ignacio Kleiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Antarctica Advisors, LLC as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature Ignacio J. Kleiman

CEO
Title

02/02/2021

Notary Public

RICARDO LOPEZ
Notary Public - State of Florida
Commission # GG 337621
My Comm. Expires 08-29-2023
Bonded Through
American Association of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☐ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Antarctica Advisors, LLC

Financial Statement
And
Report of Independent Registered Public Accounting Firm

December 31, 2020

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Antarctica Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Antarctica Advisors, LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

Assurance Dimensions
We have served as Antarctica Advisors, LLC auditor since 2020.
Coconut Creek, Florida
February 2, 2021

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Antarctica Advisors, LLC
Index
December 31, 2020

Antarctica Advisors, LLC
Statement of Financial Condition
December 31, 2020

ASSETS		
Cash and cash equivalents	$	736,996
Accounts receivable		12,500
Prepaid expenses		7,982
Operating lease right-of-use assets		85,290
Other assets		24,872
Furniture, fixtures and equipment, net		2,820
TOTAL ASSETS	**$**	**870,460**
LIABILITIES AND MEMBER'S EQUITY		
Accrued expenses and other liabilities	$	23,198
SBA loan		8,000
Operating lease liabilities		95,320
TOTAL LIABILITIES		126,518
COMMITMENTS AND CONTINGENCIES (NOTE 3)		
MEMBER'S EQUITY:		
Member's equity		743,942
TOTAL MEMBER'S EQUITY		743,942
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**870,460**

The accompanying notes are an integral part of this financial statement.

Antarctica Advisors, LLC
Notes to the Financial Statement
December 31, 2020

1. NATURE OF BUSINESS

Antarctica Advisors, LLC ("the Company") is a Florida limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") approved on February 12, 2014. The Company is wholly-owned by i2 Advisory, LLC. The Company's operations consist of Mergers and Acquisitions advisory activities to corporate clients specializing in the global food industry.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company maintains five bank accounts which totaled $739,996 as of December 31, 2020 which was in excess of $486,996 over the federally insured limit of $250,000.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31,2020 and the reported amount of revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements. Such estimates include allowance for doubtful of accounts, litigation reserves and useful lives of property, plant and equipment.

Revenue Recognition

The Company recognizes revenue in accordance with ASC-606 Revenue from Contracts with Customers. Advisory fees include fees earned from advisory services. The Company recognizes advisory fees by engagement as monthly nonrefundable retainers and success fees at the time the transaction is complete at the point when performance obligation is met. Revenue is generated from a single transaction price and there is no need to allocate the amounts across more than a single revenue stream.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable from Customers

Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions.

The Company's accounts receivable from M&A advisory fees amounted to $12,500 as of December 31, 2020. Management determined that no allowance for doubtful accounts was necessary as of December 31, 2020.

Income Taxes

The Company is a limited liability company that has elected to be treated as a partnership for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Member. Tax years that remain subject to a U.S. Federal Income Tax examination are 2018, 2019 and 2020. There is no interest or penalties recognized in the statement of operations.

Leases

As of January 1, 2019, the Company adopted ASU 2016-02, "Leases". The Company adopted the standard using the modified retrospective approach requiring no cumulative-effect adjustment to member's equity recorded at the beginning of the period of adoption. Therefore, the Company recognized and measured leases without revising prior year comparative period information or disclosure. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply (see Note 7).

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure that have occurred subsequent to December 31, 2020 through February 2, 2021, which is the date the financial statements were available to be issued and determined there are no items to disclose or would be required to recognize.

3. COMMITMENTS AND CONTINGENCIES

COVID-19

In March 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the coronavirus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread in the United States, including in each of the areas in which the Company operates. The Company has continued its operations throughout the coronavirus pandemic and management expects business operations to continue as is for the foreseeable future. The extent to which the COVID-19 (coronavirus) outbreak has impacted our operations has not been significant and the Company expects this to remain the case.

3. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. There are no ongoing or threatening matters as of December 31, 2020.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, the Company had net capital of $693,291 which was $688,291 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1 as of December 31, 2020.

5. FURNITURE AND FIXTURES

Furniture, fixtures and equipment at December 31, 2020 consisted of the following:

Furniture, fixtures and equipment	5,225
Less: Accumulated depreciation	(2,405)
	$ 2,820

6. LOANS

In July 2020, the Company received an Economic Injury Disaster Loan ("EIDL") from the SBA in the amount of $8,000 bearing an interest rate of 3.75% per annum. As of December 31, 2020, the loan remains outstanding reflected on the accompanying statement of financial condition.

7. LEASES

The Company's current operating lease portfolio is primarily comprised of office space. Upon adoption of this standard, the Company recognized a right-of-use asset and lease liability related to substantially all lease arrangements.

The Company entered into a 39-month office lease with RAR2-800 Brickell, LLC beginning September 2018. During 2019, the building was sold to Naba Realty LLC. The Company has a security deposit of $16,612 which is reflected within other assets in the accompanying statement of financial condition. For the year ended December 31, 2020, occupancy expenses amounted to $111,055. Upon adoption, the Company recorded a ROU asset of $257,218 and an operating lease liability of $280,251 assuming a discount rate of 5%, the Company's estimated incremental borrowing rate. As of December 31, 2020, the Company has operating lease right-of-use assets and operating lease liabilities of $85,290 and $95,320 respectively in the accompanying statement of financial condition. Future payments required under the Company's lease liabilities together with their present value as of December 31, 2020 are as follows:

For the year ending For the year ending December 31,	Amount
2021	$ 97,732
Total payments due under operating lease liabilities	**97,732**
Less discount to present value	(2,412)
Total operating lease liabilities	**$ 95,320**

The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2020:

Weighted average remaining lease term-operating lease:	**11 months**
Weighted average discount rate-operating lease:	**5%**